FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 11, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 11, 2015 – ARM Holdings plc Reports Results for the Fourth Quarter and Full Year 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2014 A presentation of the results will be webcast today at 09.30 GMT at www.arm.com/ir

CAMBRIDGE, UK, 11 FEBRUARY 2015 — ARM Holdings plc announces its unaudited financial results for the fourth quarter and full year ended 31 December 2014.

Q4 2014 – Financial Summary		Normalised*			IFRS
	Q4 2014	Q4 2013	% Change	Q4 2014	Q4 2013	% Change
Revenue ($m)	357.6	302.9	18%	357.6	302.9	18%
Revenue (£m)	225.9	189.1	19%	225.9	189.1	19%
Operating expenses (£m)	100.4	88.1	14%	126.3	170.3	-26%
Operating margin	51.4%	48.8%		39.7%	5.0%
Profit before tax (£m)	118.9	95.5	25%	91.4	12.2	649%
Earnings per share (pence)	7.2	5.3	36%	5.1	(0.4)	n/a
Net cash generation (£m) **	122.0	77.9
Effective revenue fx rate ($/£)	1.58	1.60
FY 2014 – Financial Summary		Normalised*			IFRS
	FY 2014	FY 2013	% Change	FY 2014	FY 2013	% Change
Revenue ($m)	1,292.6	1,117.7	16%	1,292.6	1,117.7	16%
Revenue (£m)	795.2	714.6	11%	795.2	714.6	11%
Operating expenses (£m)	359.3	326.5	10%	448.4	521.8	-14%
Operating margin	50.3%	49.1%		38.9%	21.5%
Profit before tax (£m)	411.3	364.0	13%	316.5	162.6	95%
Earnings per share (pence)	24.1	20.6	17%	18.0	7.4	142%
Net cash generation (£m) **	339.9	344.5
Effective revenue fx rate ($/£)	1.63	1.56

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges, share of results of joint venture, intangible amortisation, impairment of investments net of profit on disposal, exceptional impairment of available for sale financial assets, and exceptional IP indemnity and similar costs. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 13.8 to 13.11.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and similar instruments, adding back dividend payments and share buy-backs, investment and acquisition consideration, other acquisition-related payments, restructuring payments, share-based payroll taxes, investment in joint venture, payments to Linaro, cash outflow from exceptional IP indemnity and similar charges and deducting inflows from share option exercises – see notes 13.3 to 13.7.

Q4 2014 Financial Highlights

●	Group revenues in US$ up 18% year-on-year (£ revenues up 19% year-on-year)
●	Processor licensing revenue in US$ up 30% year-on-year
●	Order backlog up about 5% sequentially
●	Processor royalty revenue in US$ up 16% year-on-year (relevant industry revenues up 5% year-on-year1)
●	Normalised PBT and EPS up 25% and 36% year-on-year respectively
●	Record net cash generation of £122m
●	Directors recommend final dividend increase of 25% to 4.5p giving full year 2014 dividend of 7.02p, up 23%

Progress on key growth drivers in Q4 2014
●	Growth in adoption of ARM® processor technology
o
53 processor licences signed for a broad range of applications including smartphones and mobile computers,  enterprise infrastructure and high performance computing, and microcontrollers and chips for sensor hubs

●
Advanced technology enables a higher royalty percentage per chip in mobile devices, consumer electronics and enterprise infrastructure markets. In Q4, ARM maintained its licensing momentum for future royalty growth:

o	9 ARMv8-A processor licences signed, including an architecture licence for high performance computing
o	10 Mali™ multimedia processor licences signed, including one subscription license for the family of Mali graphics processors
o	5 POP IP licences signed, including three for Cortex-A53 processors on 28nm processes
●	Growth in shipments of chips based on ARM processor technology
o	3.5 billion ARM-based chips shipped, up 20% year-on-year
o	Strong growth in shipments of microcontrollers and chips for mobile devices

1	Source: World Semiconductor Trade Statistics, January 2015

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Outlook
2014 finished strongly, with a record number of licences being signed in Q4 which generated a particularly high revenue contribution in the quarter.

We expect licence revenue growth in full-year 2015 to be consistent with our medium-term guidance. Following the acceleration in royalty revenue growth in the second half of 2014, and with a wide range of OEMs introducing products based on the ARMv8-A architecture this year, the outlook for royalty revenues in 2015 is encouraging. With full year 2015 licence and royalty revenues both anticipated to be consistent with market expectations, we expect total Group dollar revenues to be in line. We anticipate that total Group dollar revenues for Q1 will be up about 10% year on year, based on strengthening royalty revenue growth, and our expectation of the profile of licence revenue through the year.

Simon Segars, Chief Executive Officer, said:

“In Q4 and throughout 2014 ARM has seen strong licence revenue growth, driven by market-leading semiconductor companies increasing their commitment to use ARM technology, and a broadening range of new customers choosing ARM technology for the first time. As expected, ARM’s royalty revenue growth rate increased in the fourth quarter. As the ARM Partnership continues to gain share, and as chips based on ARMv8-A processors and Mali graphics IP start shipping in higher volumes, the outlook for royalty revenues in 2015 and beyond is encouraging.

“2015 will bring exciting opportunities and challenges as ARM invests in new products and technologies, and continues to establish itself in competitive new markets.”

Q4 2014 – Revenue Analysis	Revenue ($m)***				Revenue (£m)
	Q4 2014	Q4 2013	% Change	Q4 2014	Q4 2013	% Change

Technology Licensing
Processors	139.5	107.2	30%	88.0	67.7	30%
Physical IP	22.8	20.2	13%	14.4	12.5	15%
Total Technology Licensing	162.3	127.4	27%	102.4	80.2	28%
Technology Royalty
Processors	150.7	130.4	16%	95.7	80.8	18%
Physical IP	14.8	16.0	-7%	9.3	9.9	-6%
Total Technology Royalty	165.5	146.4	13%	105.0	90.7	16%
Software and Tools	14.6	15.1	-3%	9.1	9.3	-2%
Services	15.2	14.0	9%	9.4	8.9	6%
Total Revenue	357.6	302.9	18%	225.9	189.1	19%

FY 2014 – Revenue Analysis		Revenue ($m)***			Revenue (£m)
	FY 2014	FY 2013	% Change	FY 2014	FY 2013	% Change

Technology Licensing
Processors	496.9	382.6	30%	309.1	244.4	26%
Physical IP	83.9	65.3	28%	52.1	41.2	26%
Total Technology Licensing	580.8	447.9	30%	361.2	285.6	26%
Technology Royalty
Processors†	535.5	495.1	8%	326.0	317.5	3%
Physical IP	60.2	63.8	-6%	36.5	40.8	-11%
Total Technology Royalty	595.7	558.9	7%	362.5	358.3	1%
Software and Tools	57.3	57.1	0%	35.0	36.4	-4%
Services	58.8	53.8	9%	36.5	34.3	6%
Total Revenue	1,292.6	1,117.7	16%	795.2	714.6	11%

***
Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

†	Includes a deduction, recognised in Q1 2014, of $5 million for prior years’ royalties over-reported to ARM by a customer.

Contacts:
Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick +44 (0)207 404 5959	ARM Holdings plc +44 (0)1628 427800

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q4 2014 were $357.6 million, up 18% versus Q4 2013. Q4 sterling revenues of £225.9 million were up 19% year-on-year.

Full year 2014 dollar revenues amounted to $1,292.6 million, up 16% on full-year 2013.

Licence revenues
Total dollar licence revenues in Q4 2014 increased by 27% year-on-year to $162.3 million, representing 46% of Group revenues. Licence revenues comprised $139.5 million from processor licences and $22.8 million from physical IP licences. Processor licence revenues were up strongly in Q4 due both to a record number of licences being signed and to a particularly high proportion of the revenue from those licences being recognised in the quarter.

Group order backlog at the end of Q4 2014 was up about 5% sequentially. This was driven by an ARMv8-A architecture licence, and five partners licensing new processors that are still in development.

Royalty revenues
Total dollar royalty revenues in Q4 2014 were up 13% on Q4 2013 at $165.5 million, representing 46% of Group revenues. Royalty revenues comprised $150.7 million from processors and $14.8 million from physical IP. Processor royalty revenues increased 16% year-on-year reflecting the expected acceleration in growth following a period of inventory management by consumer electronics OEMs. Relevant industry revenues were up 5% over the corresponding shipment period (i.e. calendar Q3 2014 compared to calendar Q3 2013). Physical IP royalty revenue declined 7% year-on-year due to some companies transitioning to the 20nm node, where ARM chose to develop a limited platform of technology as we expect companies to move rapidly to 16/14nm where ARM has a richer library of physical IP.

Other revenues
Sales of software and tools in Q4 2014 were $14.6 million, a decrease of 3% year-on-year. Service revenues were $15.2 million in Q4 2014, up 9% year-on-year. Together revenues from software and tools and services represented 8% of Group revenues.

Gross margins
Normalised gross margins in Q4 2014 were 95.9% compared to 94.8% in Q3 2014 and 95.4% in Q4 2013.

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Operating expenses and operating margin
Normalised income statements for Q4 2014 and FY 2014 and Q4 2013 and FY 2013 are included in notes 13.8 to 13.11 below which reconcile IFRS to the normalised non-GAAP measures referred to in this earnings release. Non-GAAP measures have been presented as we believe that they allow a clearer comparison of operating results.

Normalised operating expenses were £100.4 million in Q4 2014 compared to £86.8 million in Q3 2014 and £88.1 million in Q4 2013. The sequential increase in normalised operating expenses was primarily due to ongoing investments in R&D, higher bonus provisions following the strong finish to the year, and the impact of the stronger dollar on the translation of Q4 costs incurred in dollars into sterling. In addition Q3 included a credit of approximately £5 million relating to the revaluation of monetary items due to changes in foreign exchange rates and the impact of a stronger dollar on the accounting for derivative instruments, which did not recur in Q4.

Normalised operating expenses in Q1 2015 (assuming effective exchange rates similar to current levels) are expected to be in the range of £98-100 million as we continue to invest in our research and development teams and in our business infrastructure. Normalised operating margin was 51.4% in Q4 2014, compared to 50.4% in Q3 2014 and 48.8% in Q4 2013.

Normalised research and development expenses were £44.4 million in Q4 2014, representing 20% of revenues, compared to £41.2 million in Q3 2014 and £38.9 million in Q4 2013. Normalised sales and marketing expenses were £23.6 million in Q4 2014, being 10% of revenues, compared to £19.8 million in Q3 2014 and £21.3 million in Q4 2013. Normalised general and administrative expenses were £32.4 million in Q4 2014, representing 14% of revenues, compared to £25.8 million in Q3 2014 and £27.9 million in Q4 2013.

Total IFRS operating expenses in Q4 2014 were £126.3 million (Q4 2013: £170.3 million) including share-based payment costs and related payroll taxes of £23.0 million (Q4 2013: £19.4 million), amortisation of intangible assets, other acquisition-related charges, restructuring charges and impairment of investments of £2.9 million (Q4 2013: £3.3 million), and exceptional items in 2013 of £59.5 million.

Total share-based payment costs and related payroll tax charges of £23.7 million in Q4 2014 were included within cost of revenues (£0.7 million), research and development (£15.5 million), sales and marketing (£4.0 million) and general and administrative (£3.5 million).

Earnings and taxation
Normalised profit before tax in Q4 2014 was £118.9 million compared to £95.5 million in Q4 2013. After including acquisition-related and share-based payment costs, intangible amortisation, impairments, restructuring charges, share of results of joint ventures, and exceptional items, IFRS profit before tax was £91.4 million in Q4 2014 compared to £12.2 million in Q4 2013.

As a result of the continued phasing in of the UK’s patent box tax regime, which seeks to tax all profits attributable to patented technology at a reduced rate of 10%, the Group's effective normalised tax rate was 13.9% in Q4 2014 (IFRS: 20.4%), giving a full-year 2014 effective normalised tax rate of 16.7% (IFRS: 19.3%). ARM’s full-year normalised effective tax rate in 2015 is expected to be about 16% which incorporates a 1% reduction in the UK corporation tax rate from 21% to 20% and a further year of the UK’s patent box five year phasing in period.

In Q4 2014, normalised fully diluted earnings per share were 7.2 pence (33.8 cents per ADS2) compared to 5.3 pence (26.4 cents per ADS) in Q4 2013. IFRS fully diluted earnings per share in Q4 2014 were 5.1 pence (24.0 cents per ADS) compared to loss per share of 0.4 pence (2.2 cents per ADS) in Q4 2013.

Balance sheet
Intangible assets at 31 December 2014 were £644.2 million, comprising goodwill of £567.0 million and other intangible assets of £77.2 million, compared to £525.9 million and £82.9 million respectively at 31 December 2013. Total accounts receivable were £138.6 million at 31 December 2014, compared to £136.2 million at 31 December 2013.

2 Each American Depositary Share (ADS) represents three shares.

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Cash flow and dividend
Normalised cash generation in Q4 2014 was £122.0 million. Net cash at 31 December 2014 was £861.7 million, compared to £706.3 million at 31 December 2013.

The directors recommend payment of a final dividend in respect of 2014 of 4.5p pence per share, up 25%. Taken together with the interim dividend of 2.52 pence per share paid in October 2014, this gives a total dividend in respect of 2014 of 7.02 pence per share, an increase of 23% on the total dividend of 5.7 pence per share in 2013. Subject to shareholder approval, the final dividend will be paid on 15 May 2015 to shareholders on the register on 24 April 2015.

As well as growing the dividend, the Board intends to continue to undertake a limited share buyback programme to maintain a flat share count over time. In 2014, 7.9 million shares were bought back at a total cost of £66.9 million.

Technology Licensing

Processor licensing
53 processor licences were signed in Q4 2014, taking the total signed in the year to 163, reflecting the ongoing demand for ARM’s latest technology.

Fifteen of the licences signed were for ARM’s Cortex-A series processors, mainly for use in enterprise infrastructure, automotive infotainment and consumer electronics devices. Eight of the licences were for processors based on the ARMv8-A architecture, including a further licence for Cortex-A72, ARM's recently announced next-generation processor. ARM also signed an ARMv8-A architecture licence with a Partner targeting high performance computing applications. To date, ARM has signed 63 ARMv8-A processor and architecture licences which typically command a higher royalty compared to previous generations of ARM technology.

Twenty-three of the licences signed in Q4 were for Cortex-M class processors for use in the key components of smart connected devices: microcontrollers, smart sensors and low-power wireless communication chips. Five of these licences were for next-generation processors, codenamed Teal and Grebe, that are designed for energy-efficient and secure embedded applications from smart automotive to wearable technology.

ARM signed ten licences for its Mali multimedia processors, including one subscription license. These processors are used in devices with graphics displays, such as smartphones, mobile computing devices and set-top boxes. Two of the licences signed in Q4 were for our Mali-DP500 series display technology IP, and two were for our Mali-V500 series video processor.

Q4 2014 and Cumulative Processor Licensing Analysis
	Existing	New	Quarter	Cumulative
	Licensees	Licensees	Total	Total†
Classic ARM*	1	1	2	526
Cortex-A	13	2	15	200
Cortex-R	2		2	50
Cortex-M	16	7	23	284
Mali **	9		9	105
Architecture	1		1	17
Subscription***	1		1	16
Total	43	10	53	1,198
*	Includes ARM7, ARM9, ARM10 and ARM11
**	Including one company acquiring its first ever Mali licence
***	Includes CPU and Mali subscriptions
†	Including all extant licenses that are expected to generate royalties

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Physical IP licensing
ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licences are royalty bearing licences that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform licence for each process node. ARM has signed more than one hundred platform licences with leading foundries, from 250nm to 14nm.

During the quarter ARM saw strong demand for physical IP optimised for use with processors (POP IP). POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology. For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP. This quarter ARM signed five further POP licences, including three licenses for 28nm POP IP optimised for the Cortex-A53 processor.

Technology Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM processor-based product developments in recent months. These included:

●	Multiple handset manufacturers releasing smartphones based on ARMv8-A technology, including Asus, Huawei, HTC, LG, Lenovo, Oppo, Samsung and Xiaomi
●	Netgear unveiling its ReadyNAS 200 storage server based on ARM Cortex-A15 chips from Annapurna Labs
●	Cray announcing that it is working with Cavium to deliver Cray clusters based on Cavium's 48-core ThunderX™ ARM processors
●	Ambiq Micro introducing the Apollo family of microcontrollers based on the Cortex-M4F, targeting energy sensitive applications such as wearable and medical devices
●
Leading semiconductor companies HiSilicon, Mediatek and Rockchip all announcing that they had licensed and had lead access to ARM’s latest processor for premium mobile devices: Cortex-A72 previously codenamed “Maia”.

More partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties
Q4 royalty revenue was generated from the shipment of 3.5 billion ARM processor-based chips, up 20% year-on-year. Seven companies reported in the fourth quarter that they had shipped ARMv8-based chips, which represented around
1.5% of ARM’s total unit shipments.

ARM is gaining share in a broad spectrum of semiconductor applications, from smartcards priced below 10c to enterprise infrastructure chips priced above $200. The average royalty revenue per chip is the outcome of the mix of selling prices of these chips, and the royalty percentages per chip, which is typically based on the ARM technology within each chip. In Q4 we have seen very strong unit growth in high-volume markets such as microcontrollers, smartcards, and sensors, and also strong revenue growth from Cortex-A class processors going into mobile and enterprise markets. The combination of these positive trends took the average royalty revenue per chip to 4.3 cents, from 4.5 cents one year ago.

Q4 2014 Processor Unit Shipment Analysis
Processor Series	Unit Shipments	Market	Unit Shipments
ARM7	21%	Mobile	47%
ARM9	13%	Home	5%
ARM11	2%	Enterprise	14%
Cortex-A	18%	Embedded	34%
Cortex-R	4%
Cortex-M	42%

Physical IP royalties
Royalties are recognised one quarter in arrears with royalties in Q4 2014 generated from semiconductor wafer shipments in Q3 2014. ARM’s physical IP dollar royalty revenue in Q4 2014 was down 7% year-on-year and up 1% sequentially. This decline was due to some companies transitioning to the 20nm node, where ARM chose to develop a limited platform of technology as we expect companies to move rapidly to 16/14nm where ARM has a richer library of physical IP.

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People
At 31 December 2014, ARM had 3,294 full-time employees, a net increase of 461 during the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q4 the Group had 1,400 employees based in the UK, 714 in the US, 459 in Continental Europe, 472 in India and 249 in the Asia Pacific region.

Segmental reporting
Prior to 31 December 2014, in its half year and full year reports, ARM provided a segmental analysis for Processor,

Physical IP and System Design divisions. In 2014, the Group’s internal operational structure has been re-organised to create an organisation that is more scalable and more accountable, and that offers to our customers a more integrated product portfolio. This has resulted in one reportable segment (see note 12).

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group in 2014 are included within the “Risks and risk management” section of the 2013 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2013 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. There have been no changes to these risks that would materially impact the group in the foreseeable future. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	31 December	31 December
	2014	2013
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	54.1	43.8
Short-term deposits and similar instruments	620.8	544.1
Fair value of currency exchange contracts	−	5.1
Embedded derivatives	2.6	−
Accounts receivable	138.6	136.2
Available-for-sale financial assets	−	1.2
Prepaid expenses and other assets	43.2	39.8
Current tax assets	8.9	6.9
Inventories: finished goods	2.7	3.0
Total current assets	870.9	780.1

Non-current assets:
Long-term deposits and similar instruments	191.4	125.6
Loans and receivables	3.0	3.0
Available-for-sale financial assets	23.7	13.9
Investment in joint venture (see note 9)	3.0	6.5
Prepaid expenses and other assets	1.7	1.6
Property, plant and equipment	43.4	33.6
Goodwill	567.0	525.9
Other intangible assets	77.2	82.9
Deferred tax assets	55.9	65.3
Total non-current assets	966.3	858.3
Total assets	1,837.2	1,638.4

Liabilities
Current liabilities:
Accounts payable	11.7	7.0
Fair value of currency exchange contracts	4.8	−
Embedded derivatives	−	7.0
Accrued and other liabilities (see note 8)	80.6	88.1
Finance lease liabilities	3.9	2.7
Current tax liabilities	31.9	18.8
Deferred revenue	127.4	156.7
Total current liabilities	260.3	280.3

Non-current liabilities:
Accrued and other liabilities	−	2.6
Finance lease liabilities	2.6	1.5
Deferred tax liabilities	0.4	0.1
Deferred revenue	45.6	42.5
Total non-current liabilities	48.6	46.7
Total liabilities	308.9	327.0

Net assets	1,528.3	1,311.4

Capital and reserves attributable to the owners of the Company
Share capital	0.7	0.7
Share premium	24.9	18.1
account Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	991.8	820.6
Revaluation reserve	4.3	−
Cumulative translation adjustment	90.9	56.3
Total equity	1,528.3	1,311.4

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter	Quarter
	ended	ended	Year ended	Year ended
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Audited
	£m	£m	£m	£m
Revenues	225.9	189.1	795.2	714.6

Cost of revenues	(10.0)	(9.3)	(37.8)	(39.3)

Gross profit	215.9	179.8	757.4	675.3

Research and development	(62.1)	(53.8)	(224.2)	(202.9)
Sales and marketing	(27.6)	(24.7)	(93.2)	(89.4)
General and administrative	(36.6)	(32.3)	(131.0)	(128.2)

Total operating expenses before exceptional items	(126.3)	(110.8)	(448.4)	(420.5)

Exceptional items
Impairment of available-for-sale financial asset (see
note 6)	−	(59.5)	−	(59.5)
IP indemnity and similar charges (see note 6)	−	−	−	(41.8)

Total operating expenses after exceptional items	(126.3)	(170.3)	(448.4)	(521.8)

Profit from operations	89.6	9.5	309.0	153.5
Investment income, net	2.7	3.2	11.0	13.1
Share of results in joint venture	(0.9)	(0.5)	(3.5)	(4.0)

Profit before tax	91.4	12.2	316.5	162.6
Tax	(18.6)	(18.4)	(61.1)	(57.8)

Profit/(loss) for the period	72.8	(6.2)	255.4	104.8

Earnings per share
Basic and diluted earnings	72.8	(6.2)	255.4	104.8
Number of shares (millions)

Basic weighted average number of shares	1,404.6	1,399.9	1,406.2	1,396.4
Effect of dilutive securities: Share options and awards	12.9	13.9	14.9	15.4
Diluted weighted average number of shares	1,417.5	1,413.8	1,421.1	1,411.8

Basic EPS (pence)	5.2	(0.4)	18.2	7.5
Diluted EPS (pence)	5.1	(0.4)	18.0	7.4

Diluted earnings per ADS (cents)	24.0	(2.2)	84.1	36.9

All activities relate to continuing operations.
All of the profit for the period is attributable to the owners of the Company.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter	Quarter
	ended	ended	Year ended	Year ended
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Audited
	£m	£m	£m	£m

Profit/(loss) for the period	72.8	(6.2)	255.4	104.8
Other comprehensive income/(loss):
Unrealised holding gain on available-for-sale
financial assets (net of tax of £1.1 million)*	4.3	−	4.3	−
Currency translation adjustment*	23.6	(16.3)	34.6	(17.9)
Other comprehensive income/(loss) for the period	27.9	(16.3)	38.9	(17.9)
Total comprehensive income/(loss) for the period	100.7	(22.5)	294.3	86.9

*These items may be reclassified to income statement if certain conditions are met.

10 of 22

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Year ended	Year ended
	31 December	31 December
	2014	2013
	Unaudited	Audited
	£m	£m
Operating activities
Profit before tax	316.5	162.6
Investment income (net of interest payable and similar charges)	(11.0)	(13.1)
Share of results in joint venture	3.5	4.0
Profit from operations	309.0	153.5
Depreciation and amortisation of property, plant, and equipment,
and intangible assets	35.6	28.0
Compensation charge in respect of share-based payments	68.5	59.2
Provision for impairment of available-for-sale financial assets
(including non-cash exceptional item of £59.5m in 2013)	1.0	66.3
Profit on disposal of available-for-sale financial assets	(0.3)	(3.3)
Loss on disposal of property, plant and equipment	0.1	0.6
Provision for doubtful debts	0.3	4.0
Non-cash foreign currency gains and losses	3.4	(3.6)
Movement in fair value of currency exchange contracts	9.9	(3.7)
Movement in fair value of embedded derivatives	(9.6)	4.4
Changes in working capital:
Accounts receivable	(4.0)	(19.8)
Inventories	0.3	(0.7)
Prepaid expenses and other assets	(9.9)	(8.8)
Accounts payable	4.5	1.1
Deferred revenue	(24.8)	53.1
Accrued and other liabilities	(11.6)	8.3
Cash generated by operations before tax	372.4	338.6
Income taxes paid	(30.8)	(23.3)
Net cash from operating activities	341.6	315.3

Investing activities
Interest received (net of interest paid of £0.3m (2013: £0.2m))	13.3	13.2
Purchases of property, plant and equipment	(20.4)	(13.5)
Purchases of other intangible assets	(10.0)	(31.8)
Purchases of available-for-sale financial assets	(5.0)	(8.9)
Proceeds on disposal of available-for-sale financial assets	2.2	5.5
Purchase of short- and long-term deposits and similar
instruments, net	(145.1)	(188.5)
Purchases of subsidiaries, net of cash and borrowings acquired	(12.8)	(21.1)
Investment in joint venture	−	(3.7)
Provision of long-term loan	−	(0.7)
Net cash used in investing activities	(177.8)	(249.5)

Financing activities
Proceeds received on issuance of shares	6.8	5.9
Purchase of own shares	(66.9)	−
Dividends paid to shareholders	(86.1)	(68.9)
Repayment of borrowings	(1.2)	(1.1)
Repayment of finance lease liabilities	(6.4)	(3.3)

Net cash used in financing activities	(153.8)	(67.4)
Net increase/(decrease) in cash and cash equivalents	10.0	(1.6)
Cash and cash equivalents at beginning of period	43.8	46.3
Effect of foreign exchange rate changes	0.3	(0.9)
Cash and cash equivalents at end of period	54.1	43.8

11 of 22

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve *	reserve**	earnings	reserve***	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013 (audited)	0.7	12.2	354.3	61.4	703.3	−	74.2	1,206.1
Profit for the period	−	−	−	−	104.8	−	−	104.8
Other comprehensive income/(loss):
Currency translation adjustment	−	−	−	−	−	−	(17.9)	(17.9)
Total comprehensive income/(loss) for the year	−	−	−	−	104.8	−	(17.9)	86.9
Shares issued on exercise of share options and awards	−	5.9	−	−	−	−	−	5.9
Dividends (see note 7)	−	−	−	−	(68.9)	−	−	(68.9)
Credit in respect of employee share schemes	−	−	−	−	59.2	−	−	59.2
Movement on tax arising on share options and awards	−	−	−	−	22.2	−	−	22.2
	−	5.9	−	−	12.5	−	−	18.4
At 31 December 2013 (audited)	0.7	18.1	354.3	61.4	820.6	−	56.3	1,311.4
Profit for the period	−	−	−	−	255.4	−	−	255.4
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets
(net of tax of £1.1 million)	−	−	−	−	−	4.3	−	4.3
Currency translation adjustment	−	−	−	−	−	−	34.6	34.6
Total comprehensive income for the year	−	−	−	−	255.4	4.3	34.6	294.3
Shares issued on exercise of share options and awards	−	6.8	−	−	−	−	−	6.8
Dividends (see note 7)	−	−	−	−	(86.1)	−	−	(86.1)
Purchase of own shares	−	−	−	−	(66.9)	−	−	(66.9)
Credit in respect of employee share schemes	−	−	−	−	68.5	−	−	68.5
Movement on tax arising on share options and awards	−	−	−	−	0.3	−	−	0.3
	−	6.8	−	−	(84.2)	−	−	(77.4)
At 31 December 2014 (unaudited)	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3

* Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**  Share option reserve. The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

***  Revaluation reserve. The Group includes on its balance sheet equity investments that are not publicly traded, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealised holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognised within the income statement). Any unrealised gains within this reserve are undistributable.

12 of 22

Notes to the Financial Information

(1) Basis of preparation and accounting policies
The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2013) comprises the consolidated balance sheets as at 31 December 2014 and 2013, consolidated income statements and consolidated statements of comprehensive income for the three months and years ended 31 December 2014 and 2013, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2014 and 2013, together with related notes. This condensed set of consolidated financial information for the year ended 31 December 2014 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority. This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRSs as adopted by the European Union.

New standards, amendments and interpretations
There are no new or amended interpretations or standards effective for the financial year commencing 1 January 2014, that have had a material impact on the Group.

Critical accounting estimates and judgements
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2013, with the exception of changes in estimates that are required in determining the provision for income taxes, as these are accrued using the tax rate that would be applicable to expected annual profit. In addition, the Group’s internal operational structure was re-organised on 1 January 2014, to create an organisation that is more scalable and more accountable, and that offers a more integrated product portfolio. As a result, the Group no longer operates with separate divisions and now has one reportable segment, see note 12. A critical judgement from the financial statements for the year ended 31 December 2013 which is no longer applicable as at 31 December 2014 is in relation to the participation to a trust to acquire patent rights. See note 6.1 for more information.

(2) Going concern
After dividend payments of £86.1 million in 2014, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents and deposits to £861.7 million (net of accrued interest of £4.6 million) at the end of 2014. This was an increase from £706.3 million (net of accrued interest of £7.2 million) at the start of the year.

After reviewing the 2015 budget and longer term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of releasing these condensed financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Group. This view was supported by a sensitivity analysis and stress tests undertaken at the year-end which showed that some extreme assumptions would have to be made before there is a negative impact.

(3) Financial risk management

(3.1) Financial risk factors
The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk. This condensed set of consolidated interim financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013.

There have been no changes to the risk management policy since the year ended 31 December 2013.

(3.2) Valuation hierarchy
The Group classifies its financial instruments as follows: level 1 instruments are those valued using unadjusted quoted prices in active markets for identical instruments; level 2 instruments are those valued using techniques based significantly on observable market data; and level 3 instruments are those valued using information other than observable market data.

The Group has a team that performs the valuations of financial assets required for financial reporting purposes, including level 3 fair values. This team reports to the Chief Financial Officer and to the Audit Committee.

The fair value of accounts and other receivables, other current financial assets, cash and cash equivalents, short- and long-term deposits and similar instruments, and accounts and other payables approximate to their carrying amount.

As at 31 December 2014, the Group’s financial instrument assets consisted of embedded derivatives (level 2) of £2.6 million (2013: liability of £7.0 million) and AFS financial assets (level 3) of £nil million (current) (2013: £1.2 million current) and £23.7 million (non-current) (2013: £13.9 million non-current).

As at 31 December 2014, the Group’s financial instrument liabilities consisted of currency exchange contracts at fair value through the income statement (level 2) of £4.8 million (2013: asset of £5.1 million). The Group had no level 1 financial instruments as at 31 December 2014 (2013: £nil).

There were no transfers between levels for the period. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

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(3.2) Valuation hierarchy (continued)
Level 2 currency exchange contracts comprise forward exchange contracts and foreign currency options. The fair value of the forward exchange contracts is determined using forward exchange rates as quoted in an active market. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments.

Level 2 embedded derivatives are fair valued using forward exchange rates that are quoted in an active market.

Level 3 available-for-sale financial assets consist of unlisted equity investments and other current investments. The estimated fair value of the unlisted equity investments approximates to cost less any permanent diminution in value (based on management’s estimate of forecast profitability and achievement of set objectives by the relevant entity), except where independent valuation information is obtained, e.g. through the occurrence of funding or other transactions in the relevant entity's equity instruments. Whilst it is conceivable that a key assumption in the Level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.

There have been no changes in valuation techniques during the year ended 31 December 2014.
	Year ended	Year ended
Available-for-sale financial assets (current and non-current)	31 December	31 December
	2014	2013
	£m	£m
Opening fair value	15.1	13.8
Additions	5.0	72.3
Disposals	(1.2)	(1.7)
Foreign exchange translation	0.4	(3.0)
Revaluation recognised through other comprehensive income	5.4	−
Impairment recognised through income statement as an exceptional item	−	(59.5)
Impairment recognised through income statement within general and administrative expenses	(1.0)	(6.8)
Closing fair value	23.7	15.1

(4) Share-based payment costs
Included within the consolidated income statement for the quarter ended 31 December 2014 are total share-based payment costs (including related payroll taxes) of £23.7 million (Q4 2013: £20.0 million), allocated £0.7 million (Q4 2013: £0.6 million) in cost of revenues, £15.5 million (Q4 2013: £12.4 million) in research and development expenses, £4.0 million (Q4 2013: £3.2 million) in sales and marketing expenses and £3.5 million (Q4 2013: £3.8 million) in general and administrative expenses.

Included within the consolidated income statement for the year ended 31 December 2014 are total share-based payment costs (including related payroll taxes) of £71.6 million (2013: £74.0 million), allocated £2.2 million (2013: £2.1 million) in cost of revenues, £46.9 million (2013: £45.1 million) in research and development expenses, £12.0 million (2013: £12.1 million) in sales and marketing expenses and £10.5 million (2013: £14.7 million) in general and administrative expenses.

(5) Restructuring costs
Included within the consolidated income statement for the year ended 31 December 2014 is a restructuring charge of £8.6 million, following a review of the skills and capabilities of groups across the business during which approximately 130 people left the Group. The restructuring charge includes total accelerated share-based payment costs (including related payroll taxes) of £3.4 million, which have been excluded from note 4 above.

(6) Exceptional item
(6.1) Impairment of available-for-sale financial asset (current)
During 2013, the Group participated in a consortium, via a trust, to acquire certain patent rights. These rights were not subject to actual or threatened legal proceedings. Of the Group’s total contribution to the consortium, $100.5 million was classified within current available-for-sale financial assets (£60.7 million after translation at 31 December 2013 exchange rates) and $67 million was classified within other intangible assets (£37.4 million after amortisation to 31 December 2013). The available-for-sale financial asset represented ARM’s right to receive cash from the Group's financial interest in the consortium as it was anticipated that a programme of licensing the patents to third parties would be undertaken by the trust. The other intangible asset consists of intellectual property rights that are being amortised over a period of eight and a half years from March 2013, being the average remaining life of the underlying patent portfolio.

In Q4 2013, the trust made a strategic decision not to pursue a licensing programme and the portfolio was instead put up for sale by auction. The Group acquired the patents in January 2014 for $4.0 million (£2.4 million) which have been accounted for as an additional intangible asset. As there was no longer an expectation of any future cash flows with respect to licensing of the patents by the trust, the available-for-sale financial asset was impaired in the prior year down to the value of the Group’s share of the auction proceeds, giving rise to a non-cash exceptional charge in 2013 of $98.5 million (£59.5 million).

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(6) Exceptional item (continued)
(6.2) IP indemnity and similar charges
During 2013, the Group incurred indemnification costs amounting to $18.0 million. Further in relation to legal proceedings regarding the same patent portfolio, for a consideration of $45.4 million, the Group entered into a licence agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The licence was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology. Total indemnification, settlement and licence costs of $63.4 million (£41.8 million) were expensed as an exceptional item in 2013.

(7) Dividends

	Year ended	Year ended
	31 December 2014	31 December 2013
	£m	£m
Final 2012 paid at 2.83 pence per share	−	39.5
Interim 2013 paid at 2.10 pence per share	−	29.4
Final 2013 paid at 3.60 pence per share	50.7	−
Interim 2014 paid at 2.52 pence per share	35.4	−
	86.1	68.9

In respect of the year to 31 December 2014, the directors are proposing a final dividend of 4.5 pence per share (an estimated cost of £64 million). Subject to approval at the 2015 AGM, it will be paid on 15 May 2015 to shareholders who are on the register of members on 24 April 2015.

(8) Accrued and other liabilities
Included within accrued and other liabilities is £12.8 million (31 December 2013: £15.1 million) relating to the provision for payroll taxes on share awards, and £19.3 million (31 December 2013: £26.5 million) relating to employee bonus and sales commission provisions.

(9) Related party transactions/Investment in joint venture
During the year ended 31 December 2013 the Group incurred subscription costs of £7.0 million from Linaro Limited, an associated company of the Group, representing ARM’s committed aggregate contributions to Linaro for the next two years (therefore £nil cost incurred during the year ended 31 December 2014). In respect of the subscription fees, the Group was invoiced £4.0 million during the year to 31 December 2014 (2013: £4.3 million). As at 31 December 2014, £1.1 million (2013: £1.0 million) was owing to Linaro.

In addition the Group provided consulting and other services to Linaro amounting to £1.3 million (2013: £1.6 million). All fees have been charged in accordance with the terms of the agreement. As at 31 December 2014, £0.3 million (2013: £0.3 million) was owed to the Group.

In 2012 the Group invested £7.5 million ($12.0 million) in a joint venture, Trustonic Limited, representing a 40% shareholding. During
2013 the Group invested a further £3.7 million (€4.4 million) into the joint venture, maintaining the 40% shareholding.

	Year ended 31	Year ended 31
	December 2014	December 2013
Investment in joint venture	£m	£m
Balance at start of the year	6.5	6.8
Additional investment	−	3.7
Share of results for the year	(3.5)	(4.0)
Balance at end of the year	3.0	6.5

No other related party transactions have occurred in the year to 31 December 2014.

(10) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

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(10) Financial contingencies (continued)
The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

(11) Acquisitions
Two acquisitions were made in 2014: Duolog Holdings Limited, acquired on 27 May 2014 for €13.9 million (£11.4 million), and

Offspark BV, acquired on 14 November 2014 for €1.5 million (£1.2 million). The Group acquired the entire share capital of both entities, which have been accounted for as acquisitions.

Duolog, a company based in Ireland and Hungary, is a leader in design configuration and integration technology for the semiconductor industry. The acquisition strengthens the Group’s IP configuration and integration capability, helping ARM Partners to design and deploy system IP and manage increasing SoC integration complexity.

Offspark BV, a company based in the Netherlands, is a company providing specialised services in the field of digital security focusing on online security, secure hardware and software and (practical) cryptography.

For the above reasons, combined with the ability to hire the workforce of the companies, including the founders and the management team, the Group paid a premium for both companies, giving rise to goodwill. All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Duolog		Offspark
	27 May 2014		14 November 2014
	£m	€m	£m	€m
Cash, accounts receivable, other current assets, property, plant and
equipment	1.2	1.6	0.1	0.2
Intangible assets	1.7	2.0	1.0	1.2
Accrued and other liabilities	(0.8)	(1.0)	−	−
Loans payable	(1.2)	(1.5)	−	−
Deferred tax liabilities	(0.2)	(0.3)	(0.2)	(0.3)
Net assets acquired	0.7	0.8	0.9	1.1
Goodwill	10.7	13.1	0.3	0.4
Consideration	11.4	13.9	1.2	1.5

From 27 May 2014 to 31 December 2014, the acquisition of Duolog contributed £0.2 million in revenue and incurred a loss of £0.7 million. If Duolog had been consolidated from 1 January 2014, the consolidated income statement would have included £2.1 million of revenue and £0.5 million of pre-tax loss. The trading results of Offspark would have had no significant impact on the results of the Group.

There were two acquisitions made in 2013: Sensinode Oy, acquired on 19 July 2013 for $11.7 million (£7.7 million), and Geomerics Limited, acquired on 12 December 2013 for £13.4 million. The Group acquired the entire share capital of both entities, which have been accounted for as acquisitions.

Sensinode, a company based in Oulu, Finland, is a provider of software technology for the Internet of Things (IoT). Sensinode is a pioneer in software for low-cost, low-power internet-connected devices and has been a key contributor to open standards for IoT. This acquisition enables Sensinode’s expertise and technology to be accessible to the ARM Partnership and through the ARM mbed project it will enable rapid deployment of new and innovative IoT applications.

Geomerics, a company based in Cambridge, United Kingdom, is a leader in lighting technology for the gaming and entertainment industries. The acquisition expands ARM’s position at the forefront of the visual computing and graphics industries. Additionally, the agreement enables Geomerics to build on their existing partnerships as well as accelerate their development in the mobile market.

For the above reasons, combined with the ability to hire the workforce of both Sensinode and Geomerics, including the founders and the management team, the Group paid a premium for both companies, giving rise to goodwill. All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

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(12) Segmental reporting

The Group’s internal operational structure was re-organised on 1 January 2014, to create an organisation that is more scalable and more accountable, and that offers a more integrated product portfolio to our customers. As at 31 December 2014, the Group’s internal organisation and management structure reflects this change and this is the primary way in which the Chief Operating Decision Maker (CODM) is provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Group. At 30

June 2014, the changes had not been fully reflected in the Group’s internal reporting systems and therefore the interim results were issued under the previous structure. The reporting systems were fully updated for the re-organisation in the second half of 2014. As a result, the Group now has one reportable segment.

(13) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint venture, restructuring charges, impairment of investments net of profit on disposals, exceptional impairment of available-for-sale financial assets, exceptional IP indemnity and similar charges, and Linaro-related charges. Full reconciliations of Q4 2014, Q4 2013, FY 2014 and FY 2013, are shown in notes 13.8 to 13.11. All figures in £m unless otherwise stated.

Summary normalised figures	Q4 2014	Q4 2013	Q3 2014	FY 2014	FY 2013
Revenues	225.9	189.1	195.5	795.2	714.6
Revenues ($m)	357.6	302.9	320.2	1,292.6	1,117.7
ARM’s effective exchange rate ($/£)	1.58	1.60	1.64	1.63	1.56

Gross margin	95.9%	95.4%	94.8%	95.5%	94.8%
Operating expenses	100.4	88.1	86.8	359.3	326.5
Profit from operations	116.2	92.3	98.6	400.3	350.9
Operating margin	51.4%	48.8%	50.4%	50.3%	49.1%

Profit before tax	118.9	95.5	101.2	411.3	364.0
Earnings per share (diluted)	7.22p	5.31p	5.92p	24.12p	20.59p

Cash	861.7	706.3	797.0	861.7	706.3
Normalised cash generation	122.0	77.9	91.1	339.9	344.5

	(13.1)	(13.2)
	31 December	31 December
	2014	2013
Cash and cash equivalents	54.1	43.8
Short-term deposits and similar instruments	620.8	544.1
Long-term deposits and similar instruments	191.4	125.6
Less: Interest accrued	(4.6)	(7.2)

Total net cash	861.7	706.3

	(13.3)	(13.4)	(13.5)	(13.6)	(13.7)
	Q4 2014	Q4 2013	Q3 2014	FY 2014	FY 2013
Cash at end of period (as above)	861.7	706.3	797.0	861.7	706.3
Less: cash at beginning of period	(797.0)	(670.5)	(746.4)	(706.3)	(520.2)
Add back: Cash outflow from investments and acquisitions (net
of cash acquired and advance for loans)	3.2	13.3	1.2	16.9	25.6
Add back: Cash outflow from investment in joint venture	−	−	−	−	3.7
Add back: Cash outflow from acquisition-related charges	0.1	0.5	2.8	4.3	4.6
Add back: Cash outflow from restructuring charges	0.1	−	2.2	5.1	−
Add back: Cash outflow from payment of dividends	35.4	29.4	−	86.1	68.9
Add back: Cash outflow from purchase of own shares	20.6	−	34.3	66.9	−
Add back: Cash outflow from share-based payroll taxes	0.3	0.3	0.4	8.5	16.3
Add back: Cash outflow from payments related to Linaro	0.8	0.9	0.9	3.5	3.5
Add back: Cash outflow from exceptional IP indemnity and
similar charges	−	−	−	−	41.8
Less: Cash inflow from exercise of share options	(3.2)	(2.3)	(1.3)	(6.8)	(6.0)
Normalised net cash generation	122.0	77.9	91.1	339.9	344.5

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(13.8) Normalised income statement for Q4 2014

				Intangible
				amortisa-	Impairment
			Normalised	tion and	of	Share of
		Share-	incl share-	acquisition	investments	results in
		based	based	related	net of profit	joint
	Normalised	payments	payments	charges	on disposals	venture	IFRS
	£m	£m	£m	£m	£m	£m	£m
Revenues	225.9	−	225.9	−	−	−	225.9

Cost of revenues	(9.3)	(0.7)	(10.0)	−	−	−	(10.0)

Gross profit	216.6	(0.7)	215.9	−	−	−	215.9

Research and development	(44.4)	(15.5)	(59.9)	(2.2)	−	−	(62.1)
Sales and marketing	(23.6)	(4.0)	(27.6)	−	−	−	(27.6)
General and administrative	(32.4)	(3.5)	(35.9)	−	(0.7)	−	(36.6)

Total operating expenses	(100.4)	(23.0)	(123.4)	(2.2)	(0.7)	−	(126.3)

Profit from operations	116.2	(23.7)	92.5	(2.2)	(0.7)	−	89.6

Investment income, net	2.7	−	2.7	−	−	−	2.7
Share of results in joint
venture	−	−	−	−	−	(0.9)	(0.9)

Profit before tax	118.9	(23.7)	95.2	(2.2)	(0.7)	(0.9)	91.4
Tax	(16.5)	(2.3)	(18.8)	0.3	(0.1)	−	(18.6)

Profit/(loss) for the period	102.4	(26.0)	76.4	(1.9)	(0.8)	(0.9)	72.8

Earnings per share
(assuming dilution)
Shares outstanding
(millions)	1,417.5		1,417.5				1,417.5
Earnings per share – pence	7.22		5.39				5.14

ADSs outstanding (millions)	472.5		472.5				472.5
Earnings per ADS – cents	33.8		25.2				24.0

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(13.9) Normalised income statement for Q4 2013

				Intangible
				amortisa-	Impairment
			Normalised	tion and	of		Share of
		Share-	incl share-	acquisition	investments		results in
		based	based	related	net of profit	Exception	joint
	Normalised	payments	payments	charges	on disposals	-al items	venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m
Revenues	189.1	−	189.1	−	−	−	−	189.1

Cost of revenues	(8.7)	(0.6)	(9.3)	−	−	−	−	(9.3)

Gross profit	180.4	(0.6)	179.8	−	−	−	−	179.8

Research and development	(38.9)	(12.4)	(51.3)	(2.5)	−	−	−	(53.8)
Sales and marketing	(21.3)	(3.2)	(24.5)	(0.2)	−	−	−	(24.7)
General and administrative	(27.9)	(3.8)	(31.7)	(0.2)	(0.4)	−	−	(32.3)
Total operating expenses
before exceptional items	(88.1)	(19.4)	(107.5)	(2.9)	(0.4)	−	−	(110.8)

Exceptional item
Impairment of available-for-
sale financial asset	−	−	−	−	−	(59.5)	−	(59.5)

Total operating expenses
after exceptional items	(88.1)	(19.4)	(107.5)	(2.9)	(0.4)	(59.5)	−	(170.3)

Profit from operations	92.3	(20.0)	72.3	(2.9)	(0.4)	(59.5)	−	9.5

Investment income, net	3.2	−	3.2	−	−	−	−	3.2
Share of results in joint
venture	−	−	−	−	−	−	(0.5)	(0.5)

Profit before tax	95.5	(20.0)	75.5	(2.9)	(0.4)	(59.5)	(0.5)	12.2
Tax	(20.5)	(1.1)	(21.6)	0.6	(0.3)	2.9	−	(18.4)

Profit/(loss) for the period	75.0	(21.1)	53.9	(2.3)	(0.7)	(56.6)	(0.5)	(6.2)

Earnings per share
(assuming dilution)
Shares outstanding
(millions)	1,413.8		1,413.8					1,413.8
Earnings per share – pence	5.31		3.81					(0.44)

ADSs outstanding (millions)	471.3		471.3					471.3
Earnings per ADS – cents	26.4		18.9					(2.2)

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(13.10) Normalised income statement for FY 2014

				Intangible
				amortisa-	Impairment
			Normalised	tion and	of		Share of
		Share-	incl share-	acquisition	investments		results of
		based	based	related	net of profit	Restruct-	joint
	Normalised	payments	payments	charges	on disposals	uring	venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m
Revenues	795.2	−	795.2	−	−	−	−	795.2

Cost of revenues	(35.6)	(2.2)	(37.8)	−	−	−	−	(37.8)

Gross profit	759.6	(2.2)	757.4	−	−	−	−	757.4

Research and development	(167.8)	(46.9)	(214.7)	(9.5)	−	−	−	(224.2)
Sales and marketing	(81.0)	(12.0)	(93.0)	(0.2)	−	−	−	(93.2)
General and administrative	(110.5)	(10.5)	(121.0)	(0.7)	(0.7)	(8.6)	−	(131.0)

Total operating expenses	(359.3)	(69.4)	(428.7)	(10.4)	(0.7)	(8.6)	−	(448.4)

Profit from operations	400.3	(71.6)	328.7	(10.4)	(0.7)	(8.6)	−	309.0

Investment income, net	11.0	−	11.0	−	−	−	−	11.0
Share of results in joint
venture	−	−	−	−	−	−	(3.5)	(3.5)

Profit before tax	411.3	(71.6)	339.7	(10.4)	(0.7)	(8.6)	(3.5)	316.5
Tax	(68.6)	3.0	(65.6)	2.4	(0.1)	2.2	−	(61.1)

Profit for the year	342.7	(68.6)	274.1	(8.0)	(0.8)	(6.4)	(3.5)	255.4

Earnings per share
(assuming dilution)
Shares outstanding
(millions)	1,421.1		1,421.1					1,421.1
Earnings per share – pence	24.12		19.29					17.97

ADSs outstanding (millions)	473.7		473.7					473.7
Earnings per ADS – cents	112.8		90.2					84.1

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(13.11) Normalised income statement for FY 2013

							Linaro
				Intangible			related
				amortisa-	Impairment		charges
			Normalised	tion and	of		and share
		Share-	incl share-	acquisition	investments		of results
		based	based	related	net of profit	Exceptional	in joint
	Normalised	payments	payments	charges	on disposals	items	venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m
Revenues	714.6	-	714.6	−	−	−	−	714.6

Cost of revenues	(37.2)	(2.1)	(39.3)	−	−	−	−	(39.3)

Gross profit	677.4	(2.1)	675.3	−	−	−	−	675.3

Research and development	(148.3)	(45.1)	(193.4)	(9.5)	−	−	−	(202.9)
Sales and marketing	(76.7)	(12.1)	(88.8)	(0.6)	−	−	−	(89.4)
General and administrative	(101.5)	(14.7)	(116.2)	(1.5)	(3.5)	−	(7.0)	(128.2)

Total operating expenses
before exceptional items	(326.5)	(71.9)	(398.4)	(11.6)	(3.5)	−	(7.0)	(420.5)

Exceptional items
Impairment of available-for-
sale financial asset	−	−	−	−	−	(59.5)	−	(59.5)
IP indemnity and similar
charges	−	−	−	−	−	(41.8)	−	(41.8)

Total operating expenses
after exceptional items	(326.5)	(71.9)	(398.4)	(11.6)	(3.5)	(101.3)	(7.0)	(521.8)

Profit from operations	350.9	(74.0)	276.9	(11.6)	(3.5)	(101.3)	(7.0)	153.5

Investment income, net	13.1	−	13.1	−	−	−	−	13.1
Share of results in joint
venture	−	−	−	−	−	−	(4.0)	(4.0)

Profit before tax	364.0	(74.0)	290.0	(11.6)	(3.5)	(101.3)	(11.0)	162.6
Tax	(73.4)	1.5	(71.9)	1.7	(0.3)	11.3	1.4	(57.8)

Profit for the year	290.6	(72.5)	218.1	(9.9)	(3.8)	(90.0)	(9.6)	104.8

Earnings per share
(assuming dilution)
Shares outstanding
(millions)	1,411.8		1,411.8					1,411.8
Earnings per share – pence	20.59		15.45					7.43

ADSs outstanding (millions)	470.6		470.6					470.6
Earnings per ADS – cents	102.3		76.8					36.9

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Notes

The results shown for Q4 2014, Q3 2014, Q4 2013, and FY 2014, are unaudited. The results shown for FY 2013 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2013 were approved by the Board of directors on 5 March 2014 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q4 2014 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2013 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2013.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including

ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s

Annual Report on Form 20-F for the fiscal year ended 31 December 2013 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM

Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; ARM Technology (Ireland) Ltd; ARM Hungary Kft; and Offspark BV.

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